Marsh & McLennan Companies, Inc. and Subsidiaries Ratio of Earnings to Fixed Charges (In millions, except ratios)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings:

Income before income taxes and minority interest	$571	$402	$2,287	$2,095	$1,566

Interest expense	332	219	185	160	196

Portion of rents representative of the interest factor	157	162	150	128	119

	$1,060	$783	$2,622	$2,383	$1,881
Fixed Charges:

Interest expense	$332	$219	$185	$160	$196

Portion of rents representative of the interest factor	157	162	150	128	119

	$489	$381	$335	$288	$315

Ratio of Earnings to Fixed Charges	2.2	2.1	7.8	8.3	6.0